

Mail Stop 3720

September 17, 2009

Via U.S. Mail and facsimile to (415) 659-0007

Mr. Thomas A. Scott
Chief Financial Officer
FiberTower Corporation
185 Berry Street
Suite 4800
San Francisco, CA 94107

   Re: FiberTower Corporation
      Form 10-K for the year ended December 31, 2008
      Filed March 13, 2009
      File No. 000-21091

Dear Mr. Scott:

  We have completed our review of the above filing and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director